UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended December 31, 2017
Commission File Number 0-28564
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QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On January 31, 2018, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter and year ended December 31, 2017. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: February 1, 2018

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated January 31, 2018

Table of Contents	Exhibit 99.1

QIAGEN reports results for fourth quarter and full-year 2017, announces STAT-Dx acquisition and new $200 million share repurchase

•	Solid Q4 results as QIAGEN achieves full-year 2017 targets:

◦	Q4 2017: Net sales $396.9 million (+8% actual, +5% CER); adjusted net sales rise 6% CER excluding portfolio changes vs. 5-6% CER guidance

◦	Q4 2017: EPS -$0.18 including impact of predominantly non-cash U.S. tax reform charge; adjusted EPS $0.43 ($0.43 CER) vs. ~$0.41-42 CER guidance

◦	Full-year 2017: Achieved guidance with 7% CER adjusted net sales growth excluding portfolio changes and adjusted diluted EPS of $1.27 CER

◦	Full-year 2017: Adjusted operating income margin improves to 26% of adjusted sales from 24% in 2016

•	New $200 million share repurchase commitment through open-market repurchase

•	Acquisition of STAT-Dx adds QIAstat-Dx, a next-generation PCR-based multiplex syndromic testing solution with expected European launch in second half of 2018

•	QIAGEN sets 2018 outlook for further growth in adjusted net sales and adjusted EPS, reaffirms 2020 mid-term targets for improving performance
Venlo, the Netherlands, January 31, 2018 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the fourth quarter and full-year 2017, delivering on goals for adjusted net sales and adjusted earnings per share while driving the global expansion of its Sample to Insight portfolio of molecular testing solutions covering the continuum from basic research to clinical healthcare.
“We are pleased with the performance of QIAGEN in 2017. Our results for the fourth quarter of the year showed further evidence that we are moving ahead on a new growth trajectory and addressing the needs of a broad range of customers with our Sample to Insight molecular testing solutions,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “All customer classes and regions delivered improved results for the fourth quarter of 2017 and also for the full year. The growth drivers of our Sample to Insight portfolio all performed well in 2017, led by the QIAsymphony automation system setting a new record for annual placements and reaching more than 2,000 cumulative placements, the QuantiFERON latent TB test delivering 24% growth, and further expansion of our industry-leading Personalized Healthcare portfolio of companion diagnostic partnerships with pharma companies for precision medicine therapies. The acquisition of STAT-Dx, with a planned launch of QIAstat-Dx in the second half of 2018, provides QIAGEN with a next-generation solution to capture growth in a highly attractive market segment of PCR-based, multiplex syndromic testing that is rapidly growing and highly synergistic with our current technology and channel capabilities as well as with our portfolios for infectious disease and oncology testing. We have set 2018 goals for accelerating organic growth and for higher adjusted net sales and adjusted earnings per share. We see the new year as very exciting on our path to achieving our 2020 mid-term growth targets.”

Selected key figures

In $ millions (Unless indicated / EPS $ per share)	Fourth quarter			Full-year
	2017	2016	Change	2017	2016	Change
Net sales	396.9	366.5	8%	1,417.5	1,338.0	6%
			(5% CER)			(6% CER)
Adjusted net sales	397.1	366.5	8%	1,419.4	1,338.0	6%
			(6% CER)			(6% CER)
Adjusted net sales excluding business portfolio changes(1)	389.9	356.6	9%	1,394.3	1,302.2	7%
			(6% CER)			(7% CER)
Operating income	43.4	4.2	NM	153.4	98.8	NM
Adjusted operating income(2)	121.7	112.7	8%	371.5	324.7	14%
Net (loss) income	-39.7	8.6	NM	40.4	80.4	NM
Adjusted net income(2)	100.1	93.5	7%	295.3	264.8	12%
Diluted EPS(2)	-$0.18	$0.04		$0.17	$0.34
Adjusted diluted EPS(2)	$0.43 /	$0.39		$1.27	$1.11
	($0.43 CER)			($1.27 CER)

Net cash provided by operating activities	76.1	100.0		286.8	341.6
Less purchases of property, plant and equipment	(25.5)	(19.7)		(90.1)	(74.5)
Free cash flow	50.6	80.3		196.7	267.1
(1) Business portfolio changes include discontinuation of certain non-core PCR assays and the divestment of China HPV test R&D and commercial distribution to a local company.
(2) Adjusted figures exclude restructuring charges as detailed in accompanying reconciliation tables. Weighted number of diluted shares (Q4 2017: 231.8 million, Q4 2016: 239.6 million) (FY 2017: 233.0 million, FY 2016: 239.0 million). Reported diluted EPS for Q4 2017 based on basic shares of 226.6 million.
CER - Constant exchange rates. Results for net income and EPS based on income attributable to owners of QIAGEN N.V.
NM - Not meaningful

Adjusted net sales by product category and customer class

	Q4 2017			FY 2017
	Net sales: $396.9 million Adjusted net sales: $397.1 million			Net sales: $1.418 billion Adjusted net sales: $1.419 billion
	Adj. sales (In $ m)	% CER change	% of sales	Adj. sales (In $ m)	% CER change	% of sales
Consumables and related revenues	$340	+6%	86%	$1,245	+7%	88%
Instruments	$57	+6%	14%	$175	+1%	12%

Molecular Diagnostics(1)	$193	+4%	49%	$683	+6%	48%
Applied Testing	$40	+9%	10%	$137	+14%	10%
Pharma	$72	+9%	18%	$276	+7%	19%
Academia	$92	+5%	23%	$323	+4%	23%
(1) Includes companion diagnostic co-development revenues (Q4 2017: $18 million, +62% CER; FY 2017: $43 million, +34% CER) and U.S. HPV sales (Q4 2017: $8 million, -22% CER, 2% of sales; FY 2017: $28 million, -16% CER, 2% of sales).
Growth rates at constant exchange rates (CER), sales and sales contributions at actual FX rates. Tables may have rounding differences.

Adjusted net sales by geographic region

	Q4 2017			FY 2017
	Net sales: $396.9 million Adjusted net sales: $397.1 million			Net sales: $1.418 billion Adjusted net sales: $1.419 billion
	Adj. sales (In $ m)	% CER change	% of sales	Adj. sales (In $ m)	% CER change	% of sales
Americas	$176	+7%	44%	$655	+4%	46%
Europe / Middle East / Africa	$134	+6%	34%	$463	+9%	33%
Asia-Pacific / Japan(1)	$86	+1%	22%	$299	+7%	21%
(1) Asia-Pacific / Japan region growth excluding business portfolio changes (Q4 2017: 5% CER, FY 2017: 12% CER).
Top 7 emerging markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey (Q4 2017: $71 million, +9% CER, 18% of sales; FY 2017: $234 million, +13% CER, 16% of sales).
Q4 and FY 2017: Rest of world represented less than 1% of net sales.
Growth rates at constant exchange rates (CER), sales and sales contributions at actual FX rates. Tables may have rounding differences.
Fourth quarter 2017 results
Net sales rose 8% at actual rates to $396.9 million in the fourth quarter of 2017 over the year-ago period, representing 5% CER growth plus about three percentage points due to positive currency movements against the U.S. dollar. Adjusted net sales including all revenues from the acquisition of the bioinformatics company OmicSoft (January 2017) rose 6% CER over the fourth quarter of 2016. In the fourth quarter of 2017, QIAGEN announced plans to streamline its portfolio, primarily to discontinue some non-core PCR tests and externalize the China HPV test franchise R&D and commercial distribution, including related staff and infrastructure, to a local third-party company. Excluding these sales in both periods ($7 million in Q4 2017 and $10 million in Q4 2016), adjusted net sales rose 6% CER. This was based on organic growth of 5% CER excluding the business portfolio changes and one additional percentage point of growth from the OmicSoft acquisition.
Operating income was $43.4 million in the fourth quarter of 2017 compared to $4.2 million in the same period of 2016. Results in the 2017 period included a pre-tax charge of $31.5 million for the settlement of U.S. litigations, while the 2016 period included a pre-tax restructuring charge of $68.2 million taken for the efficiency program initiated in 2016. Adjusted operating income excluding restructuring charges and other items such as business integration, acquisition-related costs, litigation settlements and the amortization of intangible assets acquired in business combinations, grew 8% to $121.7 million from $112.7 million a year earlier. The adjusted operating income margin was steady at 31% of adjusted net sales in the quarter.
Net loss attributable to owners of QIAGEN N.V. was $39.7 million, or a net loss of $0.18 per share (based on 226.6 million basic shares), compared to net income of $8.6 million, or $0.04 per share (based on 239.6 million diluted shares) in the fourth quarter of 2016. Net income for the fourth quarter of 2017 included an after-tax charge of $104.4 million (or $0.45 per share) primarily as a consequence of the new U.S. tax legislation. Approximately $94.9 million of this charge involved non-cash items that resulted from the revaluation of deferred taxes and other tax provisions. Adjusted net income was $100.1 million, or $0.43 per share ($0.43 CER) (based on 231.8 million diluted shares), compared to $93.5 million, or $0.39 per share (based on 239.6 million diluted shares), in the year-ago period.

Full-year 2017 results
Net sales grew 6% (+6% CER) to $1.42 billion in 2017 from $1.34 billion in 2016, while adjusted net sales including the OmicSoft acquisition also rose 6% CER to $1.42 billion compared to the prior year. Taking into account the business portfolio changes, adjusted net sales rose 7% CER excluding these sales in both years ($25 million in 2017 and $36 million in 2016). This result was based on organic growth of about 5% CER and about two percentage point of additional growth from the Exiqon A/S (June 2016) and OmicSoft (January 2017) acquisitions.
Operating income was $153.4 million in 2017 compared to $98.8 million in 2016. Results for 2017 included pre-tax charges of $45 million for litigation settlements, while the efficiency program launched in late 2016 resulted in a pre-tax restructuring charge of $68.2 million in 2016 and $19.8 million in 2017. Adjusted operating income excluding restructuring charges and other items such as business integration, acquisition-related costs, litigation settlements and the amortization of intangible assets acquired in business combinations, rose 14% to $371.5 million from $324.7 million in 2016. The adjusted operating income margin rose to 26% of adjusted net sales from 24% in 2016.
Net income attributable to owners of QIAGEN N.V. was $40.4 million, or $0.17 per share (based on 233.0 million diluted shares) compared to $80.4 million, or $0.34 per share (based on 239.0 million diluted shares) in 2016, with 2017 results including the after-tax charge of $104.4 million primarily for the revaluation of deferred taxes and other tax provisions primarily due to the new U.S. tax legislation. Adjusted net income was $295.3 million, or $1.27 per share ($1.27 CER), an increase from $264.8 million, or $1.11 per share, for full-year 2016.
Balance sheet and cash flows
At December 31, 2017, cash and cash equivalents increased to $657.7 million from $439.2 million at December 31, 2016. Net cash provided by operating activities was $286.8 million in 2017, down from $341.6 million in the year-ago period, with 2017 results impacted by $41 million in litigation settlements and $48.0 million in restructuring payments. Free cash flow for 2017 was $196.7 million, down from $267.1 million in the prior-year period. Purchases of Property, Plant and Equipment rose to $90.1 million in 2017 from $74.5 million in 2016. Net cash used in investing activities was $464.3 million in 2017, which included $261.6 million of net purchases of short-term investments and payments for the OmicSoft acquisition, compared to $179.1 million in 2016. Net cash provided by financing activities was $387.2 million in 2017, which included net proceeds of $724.3 million from debt issuances during the year that were partially offset by $304.9 million of payments for the share repurchase commitment, compared to cash used in financing activities of $10.6 million in 2016.
“In keeping with QIAGEN’s longstanding commitment to disciplined capital allocation, we are launching a new $200 million share repurchase program, along with the acquisition of STAT-Dx as an investment that will support our entry into an exciting molecular diagnostics market segment and create significant near-term value,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “Results for the fourth quarter of 2017 were significantly impacted by predominantly non-cash write-offs related to the new U.S. tax legislation, but we have proactively started mitigation programs. As we look to 2018, QIAGEN is set to deliver strong organic growth, and also generate further operating leverage and growth in adjusted earnings per share. We are well on track to achieving our mid-term 2020 targets and creating greater value.”

Sustaining growth trajectory with Sample to Insight portfolio
QIAGEN continues to capture growth opportunities with differentiated Sample to Insight solutions enabling molecular testing across the continuum from basic research to clinical healthcare. Among recent developments:

•
QuantiFERON-TB, QIAGEN’s market-leading blood test for latent tuberculosis (TB) infection, is the first QuantiFERON-based test in a new partnership with DiaSorin announced in January 2018. DiaSorin will add a readout kit to its LIAISON analyzers that will enable QuantiFERON-TB Gold Plus (QFT-Plus) to be added to the system’s broad content menu. This will provide a state-of-the-art automation option for QFT-Plus customers, while also ensuring that results of the QuantiFERON test portfolio can be read out on this platform and embedded in a broad and highly synergistic assay menu. More than 7,000 LIAISON-family analyzers are in use worldwide. QFT-Plus is now being launched in the United States, and planned to be launched in Japan soon. In late 2017, QIAGEN also settled U.S. patent litigation with a competitor. The growth target for QuantiFERON-TB tests is to exceed $300 million in sales in 2020.

•
Next-generation sequencing (NGS) sales exceeded $115 million in 2017. QIAGEN recently started a new global initiative, Enterprise Genomics Services, to serve the growing demand for customization of gene panels with integrated bioinformatics. The broad portfolio of universal QIAseq “Digital NGS” gene panels grew rapidly, along with strong growth in placements of the proprietary GeneReader NGS System. GeneReader’s global momentum has been enhanced by MAQGEN, a new joint venture in 2017 with Maccura for China. QIAGEN has set a goal to exceed $140 million CER of NGS sales in 2018.

•
Personalized Healthcare reached a milestone of over 25 master collaboration agreements with pharma and biotech companies. QIAGEN is also pioneering the development of NGS-based companion diagnostics to guide the use of immuno-oncology drugs, having now reached two partnering deals with pharma leaders in the rapidly growing approach to cancer treatment. QIAGEN expects more than five FDA submissions and / or U.S. launches in 2018.

•
QIAsymphony, the leading automation solution for sample technologies and complete Sample to Insight workflows, exceeded the 2017 goal of more than 2,000 cumulative placements. A new target has been set to exceed 2,300 cumulative QIAsymphony placements by year-end 2018.

QIAGEN announces new $200 million share repurchase commitment
After returning $300 million to shareholders by the end of 2017, QIAGEN is announcing a new commitment to return $200 million to shareholders via open-market repurchases. Shares will be repurchased on the Frankfurt Stock Exchange.
Launch of QIAstat-Dx planned for second half of 2018 with STAT-Dx acquisition
QIAGEN has entered into a purchase agreement to acquire STAT-Dx, a pre-commercial company developing advanced multiplex diagnostics for one-step, fully integrated molecular analysis of common syndromes such as serious respiratory or gastrointestinal infections. Using a novel system based on real-time PCR technology and proven QIAGEN chemistries, the CE-marked system, which is planned to be branded as QIAstat-Dx subject to closing of the transaction that is planned for the second quarter of 2018, enables scalable Sample to Insight processing of up to 48 molecular targets simultaneously with cost-efficient, easy-to-use assays suitable for any clinical sample type. In less than one hour, the system can provide qualitative as well as quantitative insights into the precise cause of these syndromes. Additional tests are in development that span infectious diseases, immune response monitoring and companion diagnostics for oncology applications.
The first two tests are extensive respiratory and gastrointestinal panels, and are expected to be launched in Europe and other markets in the second half of 2018, and in the U.S. following expected regulatory clearance in 2019. Subject to the successful completion of defined development activities by STAT-Dx, QIAGEN has agreed to acquire all shares of STAT-Dx for approximately $147 million in cash and additional payments of up to about $44 million based on the achievement of regulatory and commercial milestones. The acquisition is expected to be completed in the second quarter of 2018 and funded from existing cash reserves. For 2018, sales of about $7 million are expected from the system launch in Europe and other markets, while sales of at least $30 million are expected in 2019. Due to investments for commercialization, U.S. regulatory clearance and test development, the transaction is expected to be dilutive to full-year 2018 adjusted EPS by about $0.05 per share, but to be neutral in 2019.
Progress on portfolio improvements
As announced in the fourth quarter of 2017, QIAGEN reviewed its portfolio to better address market opportunities, and this included the decision to discontinue the commercialization of some non-core PCR tests and externalize the HPV test (cervical cancer screening) franchise to a third-party company in China. A partnership became effective in early January 2018 with a Chinese company that has taken over R&D, commercial distribution and the related QIAGEN employees and infrastructure of the HPV test franchise in China. QIAGEN has become a minority shareholder of this company. The portfolio changes are not expected to have any material impact on adjusted EPS in 2018. Sales affected by this decision were approximately $25 million in 2017 and $36 million in 2016. For 2018, QIAGEN currently expects about $7 million of sales for HPV test components to the partner. QIAGEN also intends to transfer manufacturing of related HPV test components during the year for this market.
Significant 2017 impact from tax-related items
As previously announced, primarily as a result of the new U.S. tax legislation signed in December 2017, results for the fourth quarter of 2017 included an after-tax charge of $104.4 million (or $0.45 per share), of which $94.9 million (or $0.41 per share) involved non-cash items related to the revaluation of deferred taxes and other tax provisions. QIAGEN has proactively initiated restructuring initiatives to mitigate some of the new tax law’s impact. As a result, an after-tax charge of $9.5 million (or $0.04 per share) was taken in the fourth quarter of 2017, while an after-tax charge of about $7 million related to these specific measures is planned to be taken in 2018. With these measures, QIAGEN has now completed the efficiency program launched in late 2016 and does not expect any additional material non-M&A related restructuring charges in 2018.
Changes in QIAGEN Executive Committee
Dr. Annette Koch will join QIAGEN as of February 1, 2018, as the new Senior Vice President, Chief Human Resources Officer and member of the Executive Committee. Dr. Koch joins QIAGEN from Eppendorf AG, where she has been Vice President Human Resources since 2013. Prior to Eppendorf, she held various roles in human resources, strategy and business development at Boehringer Ingelheim, and started her career at The Boston Consulting Group. She replaces Dr. Thomas Schweins, who will now focus on his other role as Senior Vice President, Head of the Life Sciences Business Area and member of the Executive Committee.

Jonathan Sheldon, Ph.D., will join QIAGEN as of February 1, 2018, as the new Senior Vice President, Head of the Bioinformatics Business Area and member of the Executive Committee. He joins QIAGEN from Oracle, where he led the Health Sciences Global Business Unit, which includes solutions for precision medicine, population health and the convergence with life sciences. He also established the first bioinformatics group and served as Head of Bioinformatics at Roche (UK) Pharmaceuticals for five years, and had leadership roles at software companies in the life science and healthcare sectors. He replaces Laura Furmanski, Ph.D., who left in late 2017 to return to management consulting.
Outlook
Full-year 2018 net sales outlook
QIAGEN’s organic growth in net sales is expected to be about 6-7% CER for 2018 (accelerating from 5% CER in 2017), which excludes business portfolio changes in both periods as well as the acquisition of STAT-Dx (launch planned for second half of 2018). The affected products had sales of about $25 million in 2017, and are expected to provide about $7 million in 2018, while the STAT-Dx acquisition is expected to provide about $7 million of sales. Based on these factors, total adjusted net sales growth of about 6-7% CER is expected.

Sales in $ millions, growth rates in CER	Full-year 2017 results	Full-year 2018 assumptions
Organic growth in net sales(1)	+5% CER	+~6-7% CER
+ Divestment: Business portfolio changes	$25	~$7
+ 2017 acquisition contributions: Exiqon and OmicSoft	$23
+ 2018 acquisition contributions: STAT-Dx (H2 2018 launch)		~$7
= Total 2018 adjusted net sales growth guidance	$1,419.4	+~6-7% CER
(1) Organic growth excludes business portfolio changes in both years and acquisition contributions in first 12 months, also includes about 1.5 percentage points of headwind from reduced U.S. HPV test sales (2017: $28 million, 2018 guidance: ~$10 million).

Full-year 2018 adjusted EPS outlook
For full-year 2018, QIAGEN expects underlying growth in adjusted EPS to approximately $1.38-$1.40 CER, but this is expected to be reduced to about $1.31-1.33 CER due to three factors: (1) dilution of about $0.03 CER due to U.S. tax reform and an adjusted tax rate of about 20-21% for 2018, (2) anticipated dilution of about $0.05 per share for commercialization and development of the QIAstat-Dx system, and (3) accretion of about $0.01 per share from the $200 million share repurchase plan.

In $ per share (At constant exchange rates, CER)	Low	Change vs. 2017	High	Change vs. 2017
Underlying adjusted EPS outlook	$1.38 CER	9%	$1.40 CER	10%
- Tax impact (higher adjusted tax rate vs. 2017)	-$0.03		-$0.03
- 2018 acquisition: STAT-Dx (H2 2018 launch)	-$0.05		-$0.05
+ New $200 million share repurchase program	$0.01		$0.01
= 2018 adjusted EPS guidance (2017: $1.11)	$1.31 CER	3%	$1.33 CER	5%
Based on exchange rates as of January 30, 2018, currency movements against the U.S. dollar are expected to have a positive impact on 2018 net sales of about 3-4 percentage points, and a positive impact of about $0.02 per share on adjusted diluted EPS. These expectations do not take into account any further acquisitions that could be completed in 2018.

First quarter 2018 net sales outlook

Sales in $ millions, growth rates in CER	Q1 2017 results	Q1 2018 assumptions
Organic growth in net sales(1)	+4% CER	+~5-6% CER
+ Divestment: Business portfolio changes	$6	~$3
+ 2017 acquisition contributions: Exiqon and OmicSoft	$7
+ 2018 acquisition contributions: STAT-Dx (H2-2018 launch)		$0
= Total Q1 2018 adjusted net sales growth guidance	$308.3	+~5% CER
(1) Organic growth excludes business portfolio changes in both years and contributions from acquisitions in first 12 months, no headwind anticipated from U.S. HPV test sales (Q1 2017: $4 million, Q1 2018 guidance: ~$4 million).
First quarter 2018 adjusted EPS outlook

In $ per share (At constant exchange rates, CER)	Low	Change vs. Q1 2017	High	Change vs. Q1 2017
Underlying adjusted EPS outlook	$0.24 CER	9%	$0.25 CER	14%
- Tax impact (higher adjusted tax rate vs. 2017)	-$0.01		-$0.01
- 2018 acquisition: STAT-Dx (H2 2018 launch)	$0.00		$0.00
+ New $200 million share repurchase program	$0.00		$0.00
= Q1 2018 adjusted EPS guidance (2017: $0.22)	$0.23 CER	5%	$0.24 CER	9%
Based on exchange rates as of January 30, 2018, currency movements against the U.S. dollar are expected to have a positive impact on net sales of about five percentage points in the first quarter of 2018, and a positive impact of about $0.01 per share on adjusted diluted EPS.
Quarterly results presentation, conference call and webcast details
A presentation with additional information can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A conference call will be held on Thursday, February 1, 2018, at 15:00 Central European Time (CET) / 14:00 GMT / 9:00 Eastern Standard Time (EST). A live webcast will be made available at this website, and a replay will also be made available after the event.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted gross margin, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods.
Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis. Reconciliations are included in the tables accompanying this report.

About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (primarily forensics), Pharma (pharma and biotech companies) and Academia (life sciences research). As of December 31, 2017, QIAGEN employed approximately 4,700 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected sales, adjusted net sales and adjusted diluted earnings per share results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts

Investor Relations:
John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711 and +1 240 686 2222
John.gilardi@qiagen.com

Dr. Sarah Fakih
Associate Director Investor Relations
+49 2103 29 11457
Sarah.fakih@qiagen.com

Public Relations:
Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826 and +1 240 686 7425
Thomas.theuringer@qiagen.com

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QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Twelve months
	ended December 31,
(In $ thousands, except per share data)	2017	2016
Net sales	1,417,536	1,337,991
Cost of sales	494,975	493,338
Gross profit	922,561	844,653
Operating expenses:
Research and development	154,084	149,841
Sales and marketing	375,562	376,321
General and administrative, restructuring, integration and other	200,098	180,573
Acquisition-related intangible amortization	39,398	39,091
Total operating expenses	769,142	745,826
Income from operations	153,419	98,827
Other income (expense):
Interest income	10,645	6,776
Interest expense	(49,685)	(39,022)
Other expense, net	(4)	(9,673)
Total other expense	(39,044)	(41,919)
Income before income taxes	114,375	56,908
Income taxes	73,981	(23,395)
Net income	40,394	80,303
Net loss attributable to non-controlling interest	—	(101)
Net income attributable to the owners of QIAGEN N.V.	40,394	80,404

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.17	$0.34
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$1.27	$1.11

Diluted shares used in computing diluted net income per common share	233,009	238,993

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended December 31,
(In $ thousands, except per share data)	2017	2016
Net sales	396,863	366,515
Cost of sales	135,584	138,507
Gross profit	261,279	228,008
Operating expenses:
Research and development	40,944	32,217
Sales and marketing	92,227	89,974
General and administrative, restructuring, integration and other	74,714	91,920
Acquisition-related intangible amortization	10,022	9,704
Total operating expenses	217,907	223,815
Income from operations	43,372	4,193
Other income (expense):
Interest income	4,347	2,101
Interest expense	(16,942)	(10,653)
Other income (expense), net	3,071	(9,632)
Total other expense	(9,524)	(18,184)
Income (loss) before income taxes	33,848	(13,991)
Income taxes	73,541	(22,614)
Net (loss) income attributable to the owners of QIAGEN N.V.	(39,693)	8,623

Diluted net (loss) income per common share attributable to the owners of QIAGEN N.V.(1)	$(0.18)	$0.04
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)(1)	$0.43	$0.39

Diluted shares used in computing diluted net income per common share	231,751	239,648

(1) Reported diluted net loss per common share based on basic shares for Q4 2017 of 226.6 M. Adjusted diluted EPS calculated using 231.8 M diluted shares.

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Twelve months ended December 31, 2017
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,417.5	922.6	153.4	114.4	(74.0)	NM	40.4	$0.17
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	1.9	7.9	105.9	105.9	(31.9)		73.9	0.32
Thereof efficiency program	—	1.4	19.8	19.8	(6.0)		13.8	0.06
Thereof U.S. tax reform-related restructuring	—	3.0	13.8	13.8	(4.3)		9.5	0.04
Purchased intangibles amortization	—	72.7	112.1	112.1	(37.4)		74.7	0.32
Non-cash interest expense charges	—	—	—	24.0	—		24.0	0.10
Other special income and expense items (including U.S. tax reform)	—	—	—	2.0	80.2		82.2	0.35
Total adjustments	1.9	80.6	218.1	244.0	10.9		254.9	1.10
Adjusted results	1,419.4	1,003.2	371.5	358.4	(63.1)	18%	295.3	$1.27

* Using 233.0 M diluted shares
NM - Not meaningful

Twelve months ended December 31, 2016
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,338.0	844.7	98.8	56.9	23.4	NM	80.4	$0.34
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	19.4	106.7	117.6	(33.5)		84.1	0.35
Thereof efficiency program	—	12.0	68.2	79.1	(22.1)		57.0	0.24
Purchased intangible amortization	—	80.1	119.2	119.2	(40.2)		79.0	0.33
Non-cash interest expense charges	—	—	—	19.8	—		19.8	0.08
Other special income and expense items	—	—	—	1.7	(0.2)		1.5	0.01
Total adjustments	—	99.5	225.9	258.3	(73.9)		184.4	0.77
Adjusted results	1,338.0	944.2	324.7	315.2	(50.5)	16%	264.8	$1.11

* Using 239.0 M diluted shares
NM - Not meaningful
Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended December 31, 2017
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	396.9	261.3	43.4	33.8	(73.5)	NM	(39.7)	$(0.18)
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	0.3	4.5	53.9	53.9	(18.4)		35.5	0.15
Thereof efficiency program	—	0.1	0.6	0.6	(0.2)		0.4	0.00
Thereof U.S. tax reform-related restructuring	—	3.0	13.8	13.8	(4.3)		9.5	0.04
Purchased intangibles amortization	—	14.4	24.5	24.5	(8.0)		16.5	0.07
Non-cash interest expense charges	—	—	—	8.2	—		8.2	0.04
Other special income and expense items (including U.S. tax reform)	—	—	—	(0.2)	79.8		79.6	0.34
Total adjustments	0.3	18.9	78.3	86.4	53.4		139.8	0.61
Adjusted results	397.1	280.2	121.7	120.2	(20.1)	17%	100.1	$0.43

* Reported Diluted EPS does not consider dilutive shares in the three months ended December 31, 2017 as those shares would be antidilutive. Basic shares for Q4 2017 were 226.6 M. Adjusted Diluted EPS was calculated using 231.8 M diluted shares.

Three months ended December 31, 2016
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	366.5	228.0	4.2	(14.0)	22.6	NM	8.6	$0.04
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	12.8	78.8	89.7	(25.3)		64.4	0.27
Thereof efficiency program	—	12.0	68.2	79.1	(22.1)		57.0	0.24
Purchased intangibles amortization	—	20.0	29.7	29.7	(10.2)		19.5	0.08
Non-cash interest expense charges	—	—	—	5.0	—		5.0	0.02
Other special income and expense items	—	—	—	0.1	(4.1)		(4.0)	(0.02)
Total adjustments	—	32.8	108.5	124.5	(39.7)		84.9	0.35
Adjusted results	366.5	260.8	112.7	110.5	(17.0)	15%	93.5	$0.39

* Using 239.6 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	December 31, 2017	December 31, 2016
Assets	(unaudited)
Current assets:
Cash and cash equivalents	657,714	439,180
Short-term investments	359,198	92,999
Accounts receivable, net	329,138	278,244
Income taxes receivable	39,509	23,795
Inventories, net	155,927	136,552
Prepaid expenses and other current assets	106,487	66,799
Total current assets	1,647,973	1,037,569
Long-term assets:
Property, plant and equipment, net	494,321	436,655
Goodwill	2,012,904	1,925,518
Intangible assets, net	499,318	557,159
Deferred income taxes	39,353	68,384
Other long-term assets	344,647	282,909
Total long-term assets	3,390,543	3,270,625
Total assets	5,038,516	4,308,194
Liabilities and Equity
Current liabilities:
Accounts payable	59,205	51,218
Accrued and other current liabilities	244,114	230,305
Income taxes payable	21,473	26,906
Total current liabilities	324,792	308,429
Long-term liabilities:
Long-term debt, net of current portion	1,758,258	1,067,096
Deferred income taxes	76,727	40,621
Other long-term liabilities	337,743	284,952
Total long-term liabilities	2,172,728	1,392,669
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 203,829 and 239,707 shares in 2017 and in 2016, respectively	2,702	2,812
Additional paid-in capital	1,630,095	1,794,665
Retained earnings	1,247,945	1,263,464
Accumulated other comprehensive loss	(220,759)	(333,839)
Less treasury stock, at cost— 4,272 and 5,147 shares in 2017 and 2016, respectively	(118,987)	(120,006)
Total equity	2,540,996	2,607,096
Total liabilities and equity	5,038,516	4,308,194

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(In $ thousands)	2017	2016
Cash flows from operating activities:	(unaudited)
Net income	40,394	80,303
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	216,448	213,056
Non-cash impairments	5,137	44,399
Amortization of debt discount and issuance costs	24,773	20,451
Share-based compensation expense	34,442	28,288
Excess tax benefits from share-based compensation	—	(782)
Deferred income taxes	39,551	(65,974)
Loss (gain) on marketable securities	1,055	(1,360)
Reversals of contingent consideration	(3,269)	(6,501)
Other items, net including fair value changes in derivatives	(4,521)	19,435
Net changes in operating assets and liabilities:
Accounts receivable	(34,165)	(12,238)
Inventories	(21,633)	(20,346)
Prepaid expenses and other current assets	(5,245)	6,640
Other long-term assets	(16,786)	3,549
Accounts payable	4,321	(1,466)
Accrued and other current liabilities	2,828	10,618
Income taxes	(20,641)	15,476
Other long-term liabilities	24,090	8,054
Net cash provided by operating activities	286,779	341,602
Cash flows from investing activities:
Purchases of property, plant and equipment	(90,081)	(74,536)
Proceeds from sale of equipment	42	63
Purchases of intangible assets	(34,324)	(19,388)
Purchases of investments	(4,777)	(23,448)
Cash paid for acquisitions, net of cash acquired	(50,549)	(90,490)
Purchases of short-term investments	(450,564)	(496,304)
Proceeds from sales of short-term investments	189,006	533,847
Other investing activities	(23,017)	(8,800)
Net cash used in investing activities	(464,264)	(179,056)
Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	327,903	—
Proceeds from issuance of cash convertible notes, net of issuance costs	396,363	—
Purchase of call option related to cash convertible notes	(73,646)	—
Proceeds from issuance of warrants, net of issuance costs	45,396	—
Capital repayment	(243,945)	—
Repayment of long-term debt	—	(6,738)
Principal payments on capital leases	(1,402)	(1,322)
Excess tax benefits from share-based compensation	—	782
Proceeds from issuance of common shares	6,075	6,269
Purchase of treasury shares	(60,970)	—
Other financing activities	(8,587)	(9,595)
Net cash provided by (used in) financing activities	387,187	(10,604)
Effect of exchange rate changes on cash and cash equivalents	8,832	(2,773)
Net increase in cash and cash equivalents	218,534	149,169
Cash and cash equivalents, beginning of period	439,180	290,011
Cash and cash equivalents, end of period	657,714	439,180

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	286,779	341,602
Purchases of property, plant and equipment	(90,081)	(74,536)
Free Cash Flow	196,698	267,066

(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by investments in fixed assets. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.